

September 28, 2012

Darin G. Billerbeck
Chief Executive Office
Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsborough, Oregon 97124-6421

> **Re: Lattice Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-18032**

Dear Mr. Billerbeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 9

1. You we note that you "do not expect a significant disruption" in your ability to service customers despite the termination of your agreement with Avnet, Inc. Given the significant portion of your revenue attributable to your prior business with Avnet, your present disclosure does not make clear how you plan to adjust your business to address this change. Inasmuch as this change in your relationship represents a known trend, please tell us and revise future filings as appropriate to discuss this trend in more detail, including, if you expect the impact on your business and results to be negligible, the basis for your determination.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Revenue, page 31

2. Throughout MD&A you frequently indicate that changes in financial measures from period to period are attributable to more than one factor, but do not quantify the effects of each factor on the change. For example, we note that in discussing your revenues by product lines you indicate that the change was due to increased demand which was partially offset by lower average selling prices. Please revise future filings to quantify the relative effect these factors. This comment also applies to disclosure in your subsequently filed periodic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at 202-551-3663 or Kevin L. Vaughn, Accounting Branch Chief at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares, Staff Attorney at 202-551-3580 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director